

09059592

TES
'GE COMMISSION
'. 20549

$\mathcal{B}\mathcal{B}$ 3/11

OMB APPROVAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

              25 DeForest Avenue, Suite 102

(No. and Street)

Summit   NJ   07901

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karolina Pajdak   908 273 3011

                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP

              (Name – *if individual, state last, first, middle name*)

25 DeForest Ave., Suite 101   Summit   NJ   07901

  (Address)   (City)   (State)   (Zip Code)

Mail Processing Section

CHECK ONE:

MAR 0 2 2009

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions. Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Richard Seelaus</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>R. Seelaus & Co., Inc</u> , as of <u>December 31st</u> , 20<u>08</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY A. SEGAL
NOTARY PUBLIC STATE OF NEW JERSEY
My Commission Expires Oct. 6, 2009

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R. SEELAUS & CO., INC. & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2008

(With Independent Auditors' Report)

R. SEELAUS & CO., INC. & SUBSIDIARY

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL   908-277-2350
FAX   908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2008, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP

February 26, 2009

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 40,642
Receivables from clearing organization	348,873
Securities owned – marketable	3,270,229
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements – net	47,111
Other assets	279,551
	$4,276,406

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organization	$1,156,546
Securities sold, not yet purchased, at market value	743,762
Notes payable	427,498
Accounts payable, accrued expenses and other liabilities	541,533
	2,869,339
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 143,190 shares issued and outstanding, stated at $2.31 per share	330,769
Additional paid-in capital	173,343
Retained earnings	1,191,695
	1,695,807
Less: treasury stock, 22,490 shares at cost	(578,740)
Total stockholders' equity	1,117,067
	$4,276,406

See accompanying notes to consolidated financial statements

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Trading gains	$4,227,870
Commission income	346,254
Annuity income	71,338
Insurance income	11,797
Interest and dividend income	263,056
Other income	324,393
Total revenue	5,244,708

Expenses:

Employee compensation and benefits	3,624,532
Occupancy and equipment	274,422
Payroll taxes	225,374
Non-broker clearance charges	192,320
Interest and dividends	150,978
Communications and data processing	79,676
Regulatory assessments	51,948
Depreciation	22,070
Promotion	5,405
Other operating expenses	599,132
Total operating expenses	5,225,857
Income before income taxes	18,851
Provision for income taxes	2,536
Net income	$ 16,315

See accompanying notes to consolidated financial statements

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Amount	Total Stockholders' Equity
Balance at January 1, 2008	143,190	$330,769	$173,343	$1,175,380	22,490	($578,740)	$1,100,752
Net income				16,315			16,315
Balance at December 31, 2008	143,190	$330,769	$173,343	$1,191,695	22,490	($578,740)	$1,117,067

See accompanying notes to consolidated financial statements

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED
BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$290,000
Increases:	-
Decreases:	-
Balance at December 31, 2008	$290,000

See accompanying notes to consolidated financial statements

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income	$ 16,315
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	22,070
Loss on sale of assets	10,599
(Increase) decrease in operating assets:	
Receivables from clearing organization	121,230
Securities owned	1,599,908
Other assets	(28,485)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(253,626)
Payables to clearing organization	(2,151,272)
Securities sold not yet purchased	373,253
Total adjustments	(306,323)
Net cash (used in) operating activities	(290,008)
Cash Flows from Investing Activities:	
Proceeds from sale of assets	14,508
Acquisitions of furniture, equipment, and	
leasehold improvements	(6,413)
Net cash (used in) investing activities	8,095
Cash Flow from Financing Activities:	
Proceeds from note payable	100,317
Payment on note payable	(135,811)
Net cash (used in) financing activities	(35,494)
Net decrease in cash	(317,407)
Cash at beginning of the year	358,049
Cash at end of the year	$ 40,642
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 154,450
Income taxes	$ -

See accompanying notes to consolidated financial statements

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 1: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Smithville, New Jersey, Boca Raton, Florida and Boston, Massachusetts.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned immaterial subsidiary.   Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date basis. Customer securities transactions and the related commission revenue and expense are recorded on a settlement date basis, which is not materially different than if transactions were recorded on the trade date.

Marketable securities are valued at market values.   All investments as of December 31, 2008 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets.   Expenditures for maintenance and repairs are expensed as incurred.

(Continued)

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 1: Summary of Significant Accounting Policies: (Continued)

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's long-term notes payable and subordinated borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Note 2: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

(Continued)

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 2: Securities Owned and Sold, Not Yet Purchased: (Continued)

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2008	
	Owned	Sold Not Yet Purchased
Corporate bonds, debentures, and notes	$ 446,958	$637,676
State and municipal obligations	2,676,672	106,082
Obligations of U.S. government	68,271	4
Other securities	78,328	-
	$3,270,229	$743,762

Note 3: When-Issued Securities:

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 4: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2008 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2011 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2008.	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2011. Interest expense was $8,000 for the year ended December 31, 2008.	100,000
	$290,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2008 is summarized as follows:

Office machinery and equipment	$ 267,970
Leasehold improvements	55,009
	322,979
Less: Accumulated depreciation	(275,868)
Furniture, Equipment, and Leasehold Improvements-net	$ 47,111

(Continued)

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 6: Receivables from and Payables to Clearing Organization:

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through October, 2010. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,

2009	$313,397
2010	249,912
2011	48,257
2012	-
2013	-
Total future minimum lease payments	$611,566

Rent expense under all operating leases was approximately $274,422 for the year ended December 31, 2008.

Note 8: Income Taxes:

The provision for income taxes for the year ended December 31, 2008 of $2,536 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 9: Notes Payable:

Notes payable at December 31, 2008 consists of the following:

Note payable – Cellitti, due in annual installments of $115,748 plus interest at an annual rate of 6%, maturing July 16, 2011	$347,244
Note payable – Pedretti, due in annual installments of $20,063 plus interest at an annual rate of 4.7%, maturing June 14, 2012	80,254
	$427,498

Principal payments due on the above notes for each of the subsequent four years are as follows as of December 31, 2008:

2009	$135,812
2010	135,812
2011	135,811
2012	20,063
	$427,498

Note 10: Principal Transactions:

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2008 are the following:

Municipal Trading Gains	$2.61
Government Trading Gains	.67
Corporate Trading Gains	.94
UIT Trading Gains	.01
	$4.23

Note 11: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest from 1% to 60% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2008, the Company contributed approximately $118,071 to the plan.

(Continued)

Crane, Tonelli, Rosenberg & Co., LLP

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

Note 12: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $885,553, which is $635,553 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2008 was 1.09 to 1.

Note 13: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	RSC Financial Products, LLC
Total assets	$34,777
Stockholders' equity	13,308

The $13,308 of stockholders' equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

Note 14: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 15: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

* * * * *

Crane, Tonelli, Rosenberg & Co., LLP

SCHEDULE I

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital:

Stockholders' Equity from Statement of Financial Condition	$1,117,067
Add: Subordinated borrowings (allowable in computation of net capital)	290,000
Total Capital and Allowable Subordinated Borrowings	1,407,067
Deductions and Charges:	
Non-Allowable Assets	241,286
Net Capital Before Haircuts on Security	1,165,781
Positions (tentative net capital)	-
Haircuts on Securities	280,228
Net Capital	$ 885,553

Aggregate Indebtedness:

Accrued Expenses and Other Liabilities	$ 969,031
Payable to Brokers and Dealers	-
Total Aggregate Indebtedness	$ 969,031

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $969,031)	$ 64,602
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital at 1,500%	$ 635,553
Excess Net Capital at 1,000%	$ 788,649
Ratio of Aggregate Indebtedness to Net Capital	1.09 to 1

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2008, as amended, filed on February 27, 2009.

See accompanying auditor's report

Crane, Tonelli, Rosenberg & Co., LLP

SCHEDULE II

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Credit Balances	NONE
Debit Balances	NONE

Reserve Computation:

Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2008, as amended, filed on February 27, 2009.

See accompanying auditor's report
Crane, Tonelli, Rosenberg & Co., LLP

SCHEDULE III

R. SEELAUS & CO., INC. & SUBSIDIARY
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin
    securities not in the respondent's possession or control as
    of December 31, 2008 (for which instructions to reduce
    to possession or control had been issued as of that date,
    but for which the required action was not taken by respondent
    within the time frames specified under Rule 15c3-3).   NONE

    Number of Items   NONE

2. Customers' fully paid securities and excess margin securities
    for which instructions to reduce to possession or control had
    not been issued as of the report date, excluding items arising
    from "temporary lags which result from normal business
    operations" as permitted under Rule 15c3-3.   NONE

    Number of Items   NONE

See accompanying auditor's report

Crane, Tonelli, Rosenberg & Co., LLP

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL   908-277-2350
FAX   908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 26, 2009

To the Board of Directors
R. Seelaus & Co., Inc. & Subsidiary
Summit, NJ 07901

In planning and performing our audit of the consolidated financial statements and supplemental schedules of R. Seelaus & Co., Inc. & Subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

THE AICPA ALLIANCE FOR CPA FIRMS

NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

R. Seelaus & Co., Inc. & Subsidiary
Page two

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices

R. Seelaus & Co., Inc. & Subsidiary
Page three

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP

February 26, 2009